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                                                                       EXHIBIT 8

March 9, 2000

Mr. John Loyack

Vice President - Corporate Controller
  and Chief Accounting Officer
Public Service Company of New Mexico
Alvarado Square MS 2706
Albuquerque, New Mexico 87158

Dear Mr. Loyack:

You have requested that we summarize our opinion concerning the material federal income tax consequences to Public Service Company of New Mexico ("PNM") and its shareholders of a transaction to reorganize PNM into a holding company structure as a means of achieving the corporate and asset separations required by New Mexico's Electric Utility Industry Restructuring Act of 1999. For a further description of the factual circumstances of this transaction see the Facts and Representations section of our supporting memorandum, attached as Appendix A. Our opinion is as follows:

1. No gain or loss will be recognized by the PNM shareholders on their transfer of their PNM shares in exchange solely for Manzano common stock. Section 351(a).(1)

2. The shareholder's aggregate tax basis in the Manzano common stock received in the share exchange will equal the shareholder's aggregate tax basis in the shares of PNM common stock held by the shareholder immediately before the share exchange. Section 358(a)(1).

3. A shareholder's holding period for the shares of Manzano common stock received in the share exchange will include the period during which the shareholder held the shares of PNM common stock exchanged, provided the shares of PNM common stock were held as capital assets on the date of the share exchange. Section 1223(1).

4. No gain or loss will be recognized by Manzano upon receipt of the PNM shares as a result of the share exchange. Section 1032(a).


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(1)  Except as otherwise noted herein, all Section references are to the
Internal Revenue Code of 1986, as amended, (the "Code") and the Treasury Regulations promulgated thereunder.

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Mr. Loyack
Page 2 of 3
March 9, 2000

5. Manzano's basis in the PNM shares received from the PNM shareholders in the share exchange will equal the basis of such shares in the hands of the PNM shareholders immediately prior to the share exchange. Section 362(a).

6. Manzano's holding period in the PNM shares received in the share exchange will include the holding period during which the shares were held by the PNM shareholders. Section 1223(2).

In analyzing the authorities relevant to the potential tax issues outlined in opinions one through four, above, Appendix A, and the overall tax result set forth above, we have applied the standards of "substantial authority" and "more likely than not proper," as used in Section 6662 under current law. Based upon our analysis, we have concluded that the indicated tax treatment of such issues will prevail. This opinion is made with the intent to be relied upon for purposes of the imposition of the accuracy-related penalty for substantial understatement of income tax under Section 6662(d).

The opinions summarized herein are based on the facts, representations, and assumptions you have provided to us as summarized in the Facts and Representations section of the memorandum attached in EXHIBIT A and set forth or referenced in the representation letter contained in EXHIBIT B. We have assumed that these facts are complete and accurate, but we have not independently audited or verified any of these facts, representations, or assumptions. Any misstatement of a material fact or omission of any fact that may be material or any amendment or change in any of the facts referred to may require a modification of all or a part of these opinions. Our opinions are as of the date of this letter, and we have no responsibility to update them for events, transactions, or circumstances occurring after the date of this letter.

The opinions summarized herein are based upon our interpretation of the Code, Treasury Regulations, court decisions, and rulings and procedures issued by the Internal Revenue Service ("Service") as of the date of this letter. The opinions summarized herein are not binding on the Service, and there can be no assurance that the Service will not take a position contrary to these opinions. However, it is our opinion that if the Service does take a contrary position with respect to any of the matters set forth herein, that the conclusions expressed will prevail.

We have not considered any nonincome tax, state, or local income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transactions that are the subject of this opinion by the applicable authorities on any nonincome tax or any state or local tax issues. We also express no opinion on nontax or state tax issues, such as personal property tax transactions or securities law matters.

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Mr. Loyack
Page 3 of 3
March 9, 2000

Should there be any change in the Code, the Treasury Regulations and published rulings issued thereunder, the current administrative rulings, the previous judicial interpretations, or in the current understanding and interpretation of accounting practices, the opinions summarized herein would necessarily have to be reevaluated in light of any such changes. We have no responsibility to update these opinions for any such changes occurring after the date of this letter.

The opinions summarized herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authority relating to the issues.

These opinions are solely for your benefit and the benefit of the PNM shareholders and are not intended to be relied upon by any other party. We assume no responsibility for tax consequences to such other parties. Instead, each of such other parties must consult and rely upon the advice of his/her/its own counsel, accountant, or other advisor. Without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity other than any federal or state tax authority.

In connection with our engagement to provide this tax opinion, we have also reviewed the description of the Material United States Federal Income Tax Consequences contained in the S-4 to be filed with the Securities and Exchange Commission. We are in agreement with the description of the tax consequences as an appropriate summary of our tax opinion. While we concur with such disclosure in the S-4 as to the application of the Code and other relevant authorities, we can not conclude on the adequacy of such disclosure under the relevant securities laws and regulations. Such conclusion can only be reached by legal counsel that is expert in such matters.

The opinions summarized herein reflect what we regard to be the material federal income tax effects to PNM and its shareholders of the transaction as described herein; nevertheless, they should not be taken as an assurance of the ultimate tax treatment.


Very truly yours,

ARTHUR ANDERSEN LLP

\s\ Arthur Andersen LLP